Exhibit 1.01

AMENDED AND RESTATED
EXECUTIVE EMPLOYMENT AGREEMENT

This AGREEMENT is made and entered into as of the 12th day of September, 2006, (the “Effective Date”) by BROADCASTER, INC., a California corporation having its principal place of business at 9201 Oakdale Avenue, Chatsworth, California 91311 (the “Company”) and MARTIN R. WADE, III, residing at 19 Roland Drive, Short Hills, New Jersey 07078 (“Executive”).

WITNESSETH

WHEREAS, the Company desires to engage for itself the experience, abilities and service of Executive in principal executive capacities, and Executive desires to be so engaged, upon the terms and conditions specified herein;

NOW, THEREFORE, in consideration of the premises and the mutual covenants, terms and conditions hereinafter set forth, and for other good and valuable consideration, receipt of which is specifically acknowledged, the parties hereto hereby agree as follows:

1. Employment - The Company hereby employs Executive, and Executive hereby accepts such employment from the Company, to serve as the Chief Executive Officer of the Company in accordance with the terms of this Agreement.

2. Executive’s Duties -

(a) The Company hereby agrees to employ Executive, and Executive agrees faithfully and to the best of his ability, in the position of Chief Executive Officer, to discharge the duties of said office, which shall include general and active management and supervision of the Company, identifying, evaluating and executing acquisitions and strategic investments, analyzing new business ventures and negotiating strategic alliances, and performance of such other duties and services of an executive, administrative and managerial name as shall be specified and designated from time to time by the Board of Directors of the Company in connection with the business and activities of the Company.

(b) Executive agrees to devote his best efforts, energy and skill to the performance of his duties described in Section 2(a) of this Agreement; provided, however, that Executive may engage in consulting activities for other entities, including sitting on the Boards of Directors of other companies, with the prior written consent of the Company's Board of Directors, which consent may not be unreasonably withheld.

(c) Executive agrees to observe and comply with all rules, regulations, policies and practices adopted by the Company, either orally or in writing, both as they now exist and as they may be adopted or modified from time to time.

(d)  Notwithstanding anything herein contained to the contrary, it is expressly understood and agreed that Executive is able, and permitted, to perform his duties under this Agreement without moving his principal residence to California. Executive’s good faith judgment as to the amount of time he is required to be present in the Company's facilities to carry out and effectively fulfill his duties and obligations hereunder shall be determinative on that issue.

3. Term - The term of this Agreement shall end on December 11, 2008 (the “Initial Term”) and shall automatically extend for additional one-year periods (each, an “Extended Term”) unless the Company gives Executive notice (the “Non-Renewal Notice”), not fewer than 60 days prior to the end of the then current term that the Agreement will not be so extended.

4. Compensation - The Company shall pay Executive a base annual salary of $225,000 in equal monthly installments. The Compensation Committee of the Company’s Board of Directors shall determine any increases in Executive’s base annual salary in its sole discretion based on the Company’s performance under the Company’s annual plan.

Set forth below is the schedule reflecting the performance-based cash bonus to be paid to Executive. Such cash bonus is based upon AccessMedia, Inc. (“AMI”) achieving the Performance Levels set forth below. The Performance Level shall be achieved and cash bonus paid based upon AMI achieving the cumulative revenue (with such revenue coming exclusively from AMI’s activities and explicitly excluding revenues related to any business units that were part of the business of International Microcomputer Software, Inc. prior to June 1, 2006, hereinafter “AMI Revenues”):

Performance Level	Cash Bonus Paid
>$20 million in AMI revenues	$100,000
>$40 million in AMI revenues	$100,000
>$55 million in AMI revenues	$100,000
>$80 million in AMI revenues	$100,000
>$100 million in AMI revenues	$100,000

Executive shall also earn a cash bonus if, on or prior to December 11, 2007, the Company sells House Plans (the “Legacy Assets”). The amount of such bonus shall be 2.0% of such net Legacy Assets sales price. Payment to Executive of cash bonuses from Legacy Assets sales shall be made within 15 days of such sales.

In addition to the cash compensation set forth above, Executive shall be granted options to purchase 3.75 million shares of the Company’s common stock, with such options having a strike price of the Company’s closing stock price on September 12, 2006. Such options will vest according to the following vesting schedule:

(a) As of the Effective Date, Executive’s options with respect to 200,000 shares are fully vested;

(b) On the date AMI Revenues cumulate to $20 Million, Executive’s options with respect to an additional 150,000 shares shall vest; provided, however that if AMI Revenues do not cumulate to $20 Million by December 31, 2006, such 150,000 options shall not vest until the cumulative AMI Revenues are $40 Million; provided further that if cumulative AMI Revenues are less than $40 Million on September 30, 2007, and such 150,000 options have not previously vested, such options shall remain unvested;

(c) On the date AMI Revenues cumulate to $40 Million, provided such event occurs on or prior to September 30, 2007, Executive’s options with respect to 3.4 million shares shall vest;

(d) If any of Executive options do not vest as provided above, all such unvested options shall vest if:

(i) on or before March 31, 2008, AMI Revenues cumulate to $55 Million; or

(ii) on or before December 31, 2008, AMI Revenues cumulate to $80 Million; or

(iii) on or before June 30, 2009, AMI Revenues cumulate to $100 Million; and

(e) Any options not vested on June 30, 2009 shall lapse as of the close of business on such date and be of no further force and effect.

Any and all unvested options shall immediately vest upon a Change of Control of the Company. Change of Control (i) shall include, but is not limited to, customary items such as (x) the purchase by a Person of 40% or more of the Company’s stock, assets, or the like, or (y) a change in the composition of the Company’s Board of Directors such that the Board members prior to the Change of Control no longer represent a majority of the Company’s Board of Directors after the Change of Control, and (ii) shall exclude any change of control related to the achievement of various Performance Levels by AM1 and the related share issuance.

5.  Termination -

(a)  The Company may terminate employment under this Agreement for Cause, as defined in Section 5(b)(i). This Agreement shall also terminate upon Executive’s death or, to the extent permitted under the law, Disability as defined in Section 6(a).

(b) For purposes of this Agreement, the following terms shall be defined as follows:

(i) “Cause” shall mean termination by the Company of Executive’s employment by the Company for reasons of Executive’s conviction of a felony involving moral turpitude, persistent dishonesty or fraud, persistent willful breaches of the material terms of this Agreement, habitual neglect of the duties which he is required to perform hereunder, or performance of consulting services not permitted as provided in Section 2(b).

(ii) “Notice of Termination” - Shall mean a notice to be given to Executive if the Company terminates Executive’s Employment for any reason, which notice shall be in writing and shall set forth the basis for and the effective date of such termination.

6. Compensation Upon Termination by Company or During Disability -

(a) During any period that Executive fails to perform his duties under this Agreement as a result of circumstances under which Executive’s physical or mental condition renders him unable to perform his duties and such inability continues for in excess of ninety (90) consecutive or one hundred eighty (180) non-consecutive calendar days in any consecutive twelve-month period (such circumstances referred to herein as “Disability”), Executive’s benefits shall be determined in accordance with the Company’s long-term disability plan, if any, then in effect, provided that in all events Executive shall continue to be provided all salary and benefits hereunder during any elimination or waiting period under any such plan.

(b)  If the Company terminates Executive’s Employment for Cause, the Company shall pay Executive’s compensation under this Agreement through the date of termination at the rate in effect at the time Notice of Termination is given, and the Company shall have no further obligation to Executive under this Agreement except in respect of the Executive’s bonus rights specified in Section 4, to the extent such rights are vested prior to the date the Notice of Termination is given. If Executive’s Employment terminates by reason of Executive’s death or Disability, the Company shall pay Executive’s full base annual salary to Executive or Executive’s beneficiaries or estate, as appropriate, through the period ending six (6) months after the date of termination at the rate in effect at the time of Executive’s death or commencement of Disability, as the case may be, and the Company shall have no further obligation under this Agreement except in respect of the Executive’s bonus rights specified in Section 4, to the extent such rights are vested prior to the date the Notice of Termination is given.

(c) If the Company terminates this Agreement other than for (i) Cause or (ii) death or Disability, then Executive shall be entitled to the benefits provided below:

(i) The Company shall pay Executive’s full base annual salary to Executive through the date of termination, and on a monthly basis for the remainder of the Term of this Agreement; and

(ii) Executive shall be entitled to receive any bonus as specified in Section 4 for the remainder of the Term of this Agreement

The provisions set forth in 6(c)(i) and 6(c)(ii) above shall terminate upon Executive’s acceptance of employment at salary and cash bonus compensation levels comparable to those set forth in this Agreement.

7. Executive’s Rights Under Certain Plans: Reimbursement for Expenses - The Company agrees that nothing contained herein is intended to or shall be deemed to be granted to Executive in lieu of any rights and privileges which Executive shall be entitled to as an employee of the Company under any retirement, pension, insurance, hospitalization, medical, disability or other plan which may now or hereafter be in effect and generally applicable to executives of the Company, it being understood that Executive shall have the right and privilege to participate in each such plan or benefit to the extent he is eligible pursuant to the terms of the plan or benefit. Executive shall be entitled to incur on behalf of the Company reasonable and necessary expenses in connection with the performance of his duties, and the Company shall pay for or reimburse Executive for all such expenses upon presentation of proper receipts, subject to such policies as the Company may from time to time establish for its employees and executives.

8. Vacation - Executive shall accrue paid vacation time of two (2) weeks, three (3) weeks, and four (4) weeks during the first, second and third year (and thereafter) of his employment, respectively, subject to the Company’s standard vacation policy for executives.

9.  Protection of the Company’s Interest -

(a) Proprietary Confidential Information - Executive acknowledges that while he performs services hereunder, he will receive, will have access to, and become acquainted with information and materials setting forth the Company’s Confidential Information (as defined below). Executive hereby agrees that all such Confidential Information is the sole and exclusive property of the Company, and that, during the term of this Agreement and continuing thereafter, Executive will not use or disclose any such information other than in the course of performing his duties under this Agreement or as authorized in writing by the Company. Executive further agrees that upon expiration or termination of this Agreement, Executive shall not take or use any such information or materials of the Company except as specifically provided in Section 9(c) hereinbelow. Executive further agrees that, upon termination of his services with the Company, all such information or materials then in Executive’s possession, whether prepared by him or others will be left with the Company. For purposes of this Section 9, “Confidential Information” means information disclosed to Executive, not generally known in the industry in which the Company is or may become engaged, about the Company’s products, processes, services, suppliers, vendors, customers, employees, marketing plans and strategies, contracts, licenses, disputes, financial projections, partners, joint ventures and affiliates.

(b) Notwithstanding anything to the contrary set forth in this Section 9, if any provision of this Section 9, or the application thereof to any circumstance, is held invalid for any reason whatsoever, such invalid provision shall be severable and such invalidity shall not affect any other provision of this Section 9, or the application thereof to any other circumstance, which can be given effect without such invalid provision or application.

(c) With respect to all Inventions (as hereinafter defined) made or conceived by Executive, whether or not during the hours of Executive’s services, or with the use of the Company’s and/or its affiliates’ facilities, materials, or personnel, either solely or jointly with others, during the term of this Agreement, and without royalty or any other consideration, the following shall apply:

(i) Reports - Executive shall inform the Company promptly and fully of such Inventions by a written report, setting forth in detail the structures, procedures and methodology employed and the results achieved.

(ii) Assignment - Executive hereby assigns and agrees to assign to the Company all of his right, title and interest to Executive’s Inventions and to all proprietary rights of every kind and nature therein, based thereon, or related thereto, including, but not limited to, applications for United States and foreign letters patent and resulting letters patent, trademarks and copyrights. This assignment provision shall not apply to an invention that qualifies fully under the provisions of California Labor Code Section 2870, which is set forth in Exhibit A attached hereto and incorporated herein.

(iii) Patents - At the Company’s request and expense, Executive shall execute such documents as the Company deems necessary to vest in the Company sole and exclusive title to or otherwise to secure and protect the Company’s rights in such Inventions and in all related trademarks, copyrights and/or patent rights and Executive shall provide such assistance as may be deemed necessary by the Company to apply for, defend or enforce any United States and foreign, patents, trademarks or copyrights based upon or related to such Inventions, as well as all reissues, renewals and extensions thereof.

(iv) “Inventions” - mean all inventions, improvements and trade secrets, whether or not patentable or otherwise protectable, that Executive conceives, develops, or reduces to practice, alone or jointly with others, which relate to any present or prospective activities of the Company and/or its affiliates, including, but not limited to, devices, processes, methods, formulae, techniques, modifications and improvements to the Inventions.

(v) Non-Exclusive License - In the event that the Company terminates Executive’s services other than for Cause, then Executive shall have hereby a royalty free, transferable, non-exclusive, perpetual license with respect to all Inventions assigned, licensed or developed by Executive to the Company during the term of this Agreement and Executive shall have the right to retain any Confidential Information with respect to such Inventions.

(d) Executive acknowledges and agrees that a violation of this Section 9 of this Agreement shall cause irreparable harm to the Company and that the Company shall be entitled to specific performance of this Agreement or an injunction without proof of special damages, together with the costs and reasonable attorney’s fees incurred by the Company in enforcing its rights under this Section 9. Further, Executive acknowledges that the restrictions and agreements set forth in this Section 9 are in addition to, and are not intended to limit or diminish in any way, any other restrictions or remedies of law or contract, and that the Company shall be entitled, in addition to any other right and remedy available to it at law or in equity, to an injunction enjoining or restraining Executive from any violation or threatened violation of this Section 9, and Executive hereby consents to the issuance of such injunction without bond or other security.

(e) The provisions of this Section 9 of this Agreement shall survive the termination of Executive’s retention hereunder- and continue to be binding upon Executive for a period of two years following the date of termination of Executive’s employment.

10. No Unfair Competition - Executive will not, at any time while he is an employee of the Company, either directly or indirectly through any corporation, partnership, association, sole proprietorship or other entity, engage in, with or for any enterprise, institution, whether or not for profit, business, or company, competitive with the business (as identified herein) of the Company as such business may be conducted on the date thereof as a creditor, guarantor or financial backer, stockholder, director, officer, consultant, advisor, employee, member, inventor, producer, or otherwise; provided that an investment by Executive, his spouse or his children or other affiliate representing not more than five (5%) percent of the total equity of such entity shall be permitted. For purposes of this Section 10, the business of the Company shall be limited to publishing or reselling of software and providing content or services over the Internet and wireless communications. For a period of one (1) year following the termination of his employment, Executive agrees that he will not solicit or hire, either as an employee or independent contractor, any employee of the Company or its affiliates or any person who had been an employee of the Company or its affiliates within one year prior to such solicitation or engagement.

11. Offering Allocation - In the event that the Company files a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) for the sale of shares of the Company’s common stock to the public, then the Company shall, if the Company has established a directed share or similar program to enable a class of persons to purchase, on a pro rata basis a portion of the common stock so offered, include Executive in such class of persons.

12. Board Seat - The Company shall use its best efforts to cause the nomination and election of Executive to the Board of Directors of the Company so long as Executive remains employed as the Chief Executive Officer of the Company.

13. Entire Agreement - This Agreement supersedes and cancels any and all prior agreements between the parties hereto, express or implied, relating to the subject matter hereof. This Agreement sets forth the entire agreement between the parties hereto. It may not be changed, altered, modified or amended except in a writing signed by both parties.

14. Non-Waiver - The failure or refusal of either party to insist upon the strict performance of any provision of this Agreement or to exercise any right in any one or more instances or circumstances shall not be construed as a waiver or relinquishment of such provision or right, nor shall such failure or refusal be deemed a custom or practice contrary to such provision or right.

15. Non-Assignment - Executive shall have no right to delegate any of the duties created by this Agreement, and any delegation or attempted delegation of Executive duties, shall be null and void. In all other respects, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, beneficiaries, personal representatives, successors, permitted assigns, officers and directors.

16.  Severabilitv - If any paragraph, term or provision of this Agreement shall be held or determined to be unenforceable, the balance of this Agreement shall nevertheless continue in full force and effect unaffected by such holding or determination. In addition, in any such event, the parties agree that it is their intention and agreement that any such paragraph, term or provision which is held or determined to be unenforceable as written shall nonetheless be enforced and binding to the fullest extent permitted by law as though such paragraph, term or provision has been written in such a manner and to such an extent as to be enforceable under the circumstances. Without limitation of the foregoing, with respect to any restrictive covenant contained herein, if it is determined that any such provision is excessive as to duration or scope, it is intended that it nonetheless be enforced for such shorter duration or with such narrower scope as will render it enforceable.

17. Notices - All notices hereunder shall be in writing. Notices may be delivered personally, or by mail Postage prepaid, to the respective addresses noted above, or to such other address as the respective party shall specify in a notice to the other party.

18. Governing, Law - The laws of the State of California shall govern this Agreement. The parties agree that Marin County, California shall be the proper venue for any actions or proceedings relating to disputes arising out of this Agreement.

19. Captions and Titles - Captions and titles have been used in this Agreement only for convenience, and in no way define, limit, or describe the meaning of this Agreement or any part thereof.

20. Executive’s Representations and Warranties - Executive represents and warrants that he has returned to or left with his former employer all of the former employer’s property and confidential proprietary material and that he will not disclose to the Company, or use during his employment by the Company, any of his previous employer’s trade secrets and confidential proprietary information. Executive further represents and warrants that neither the execution of this Agreement, nor employment with the Company, nor performance of the duties required hereby will violate any obligations of Executive to any former employer or breach any agreement to keep in confidence information acquired by him before his employment by the Company, and that he has not entered into, and will not enter into any agreement, either written or oral, that conflicts with this Agreement. Executive understands and agrees that the representations and warranties set forth in this paragraph are material inducements upon which the Company has relied in entering into this Agreement.

21. Special Indemnity - The Company hereby agrees to hold harmless and indemnify Executive to the full extent authorized or permitted by law, as such may be amended from time to time, and by the Articles of Incorporation and Bylaws of the Company, as such may be amended. The Company shall purchase and maintain a policy or policies of directors’ and officers’ liability insurance (“D & O Insurance”) to cover liabilities which may be incurred by its officers or directors in the performance of their obligations to the Company, and the Company shall include Executive within such policy. Executive agrees not to serve on any Boards of Directors unless appropriate D&O Insurance is obtained for Executive by each company requesting such services.

IN WITNESS WHEREOF, the parties have executed and delivered this Amended and Restated Executive Employment Agreement as of the Effective Date.

Broadcaster, Inc.

By: /S/ BRUCE GALLOWAY	/S/ MARTIN R. WADE, III
Bruce Galloway, Chairman	Martin R. Wade, III

EXHIBIT A

Employment agreements; assignment of rights

(a)  Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development or the employer; or
(2)	Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.